Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Enerplus Resources Fund ("Enerplus")
3000, The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

2.	Date of Material Change:

February 13, 2008

3.	News Release:

A joint press release was issued by Enerplus and Focus Energy Trust ("Focus") on February 13, 2008 and disseminated through the facilities of CNW Group and would have been received by the Securities Commissions where Enerplus is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

On February 13, 2008, Enerplus and Focus completed a plan of arrangement (the "Arrangement") resulting in Enerplus' acquisition of Focus.  Enerplus issued an aggregate of 30,149,752 trust units ("Enerplus Units") to former Focus unitholders under the Arrangement, and all of the trust units of Focus (other than two units held by Enerplus) were redeemed under the Arrangement.

5.	Full Description of Material Change:

The Arrangement

On February 13, 2008, Enerplus and Focus completed the Arrangement resulting in Enerplus' acquisition of Focus. Enerplus issued an aggregate of 30,149,752 Enerplus Units to former Focus unitholders under the Arrangement, and all of the trust units of Focus (other than two units held by Enerplus) were redeemed under the Arrangement.

Under the Arrangement, Focus unitholders received 0.425 of an Enerplus Unit for each Focus trust unit.  The holders of Class B units of Focus Limited Partnership ("Focus Exchangeable LP Units") did not exchange their Focus Exchangeable LP Units for Enerplus Units pursuant to the Arrangement, but following the Arrangement, the Focus Exchangeable LP Units are exchangeable for Enerplus Units on the basis of 0.425 of an Enerplus Unit for each Focus Exchangeable LP Unit, and the voting rights attached to and cash distributions and payments made on the Focus Exchangeable LP Units have been similarly adjusted in accordance with such exchange ratio.

In conjunction with the Arrangement, Enerplus increased the size of its syndicated bank credit facility by $400 million to $1.4 billion.  The facility continues to be unsecured and covenant-based with a revolving three-year term.

As a result of the Arrangement, Enerplus acquired all of Focus' oil and natural gas properties and assets and related facilities.  A full description of Focus' properties and assets, including the reserves data and other oil and gas information in respect of such properties as at and for the year ended December 31, 2006, is available in Focus' Annual Information Form dated March 21, 2007 (the "Focus AIF").  Additionally Focus' Information Circular dated December 21, 2007 (the "Focus Information Circular") contains updated oil and gas reserves data for Focus with an effective date of November 30, 2007.  The Focus AIF and Focus Information Circular may be accessed through the SEDAR website at www.sedar.com.

Enerplus intends to include certain additional oil and gas reserves and other operational information relating to the Focus properties as at and for the year ended December 31, 2007 in its Annual Information Form for the year ended December 31, 2007, which Enerplus anticipates filing in mid-March 2007.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

David A. McCoy, Vice President, General Counsel & Corporate Secretary of EnerMark Inc., the administrator of Enerplus.

Telephone: (403) 298-2200

Facsimile: (403) 298-2211

9.	Date of Report

February 22, 2008

Advisory Regarding Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Enerplus and Focus, including expectations and assumptions concerning: prevailing commodity prices and exchange rates; applicable royalty rates and tax laws; future well production rates; reserve and resource volumes; the performance of existing wells; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities and the availability and cost of labour and service.  Although Enerplus believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Enerplus can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  These include, but are not limited to the risks associated with the oil and gas industry in general such as: operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation or petroleum and natural gas and loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory, securityholder and other third party approvals; and changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Enerplus are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), on the SEC’s website (www.sec.gov) or at Enerplus' website (www.enerplus.com).

The forward-looking statements and information contained in this press release are made as of the date hereof and Enerplus undertake, no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.